Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 29, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:  Sale of investment in wholly-owned subsidiary – Imperial Credit Private Limited

Ref:    Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and read with the Securities and Exchange Board of India ("SEBI") Circular dated September 9, 2015, bearing reference no. CIR/CFD/CMD/4/2015("Circular")

With reference to the above and in compliance with Regulation 30 of SEBI Listing Regulations, we hereby inform you that the Board of Directors of the Company at its meeting held on July 28, 2022, inter alia, has considered and approved the proposal for sale of its investment in the Wholly-owned Subsidiary, Imperial Credit Private Limited (“Imperial”), a Non- Banking Finance Company, subject to applicable regulatory approvals.

Imperial Credit Private Limited is not a material subsidiary of the Company. The disclosure required under Regulation 30 of the SEBI Listing Regulations read with Circular is enclosed herewith as Annexure-A.

Kindly take the above on your record.

Thanking you.

Yours faithfully

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure A

Disclosure in respect of Sale of investment in Wholly-owned Subsidiary–Imperial Credit Private Limited

Particulars	Details
a) The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year.

The proposal is for sale of investment in a wholly owned subsidiary of the Company, i.e., Imperial Credit Private Limited. The total income and net worth of Imperial Credit Private Limited for the FY 2021-22 are as below:

Particulars	Amount (Rs in millions)	Percentage
Total income	0.93	0.0004% of consolidated total income of the Company
Net worth	25.52	-

b) Date on which the agreement for sale has been entered into	July 29, 2022
c) The expected date of completion of sale/ disposal	Sale of investment is subject to approval of the Reserve Bank of India (RBI)
d) Consideration received from such sale/ disposal	Total consideration to be received is Rs. 3,32,88,801/-
e) Brief details of Buyers	Mr. Akhilesh Agarwal, Director Dru Gold Pvt. Ltd. Mrs. Archita Shravan Agarwal, Director Dru Gold Pvt. Ltd.
f) Whether any of the buyers belong to promoters/ promoter group/ group companies. If yes, details thereof	Buyer not related to promoter/ promoter/ group companies.
g) Whether the transaction would fall within related party transactions? If yes, whether the same is done at "arm's length"	No
h) Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale	NA